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                                                                    EXHIBIT 99.2

                         HOLLINGER INC. FILES APPEAL OF
                         DELAWARE CHANCERY COURT RULING

Toronto, Canada, July 29, 2004 - Hollinger Inc. (TSX: HLG.C; HLG.PR.B) announced that it had filed an appeal of the ruling issued today by Delaware Chancery Court Vice Chancellor Leo E. Strine regarding the sale of Hollinger International's U.K. assets. The company also issued the following statement:

"We regret Vice Chancellor Strine's decision not to uphold the rights of Hollinger International's shareholders to evaluate the proposed sale of the company's U.K. assets. Hollinger Inc.'s independent directors, who manage and direct all litigation by and against the company, have decided to pursue an appeal of the ruling, and Hollinger Inc.'s legal counsel filed such an appeal this evening.

"Regardless of the outcome of this litigation, Hollinger Inc. looks forward to resuming its full rights as majority shareholder of Hollinger International when the court-ordered injunction terminates as anticipated, and will focus on maximizing the value of the company's remaining assets for shareholders of both Hollinger Inc. and Hollinger International.

"We also note that far from accepting Hollinger International's contention that Lord Black and Hollinger Inc. had acted improperly in discussing a bid for International's publicly held shares, Vice Chancellor Strine recognized that Inc. 'remains free' to continue such discussions."

Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media contact:
Jim Badenhausen
646-805-2006


                              www.hollingerinc.com